Exhibit 5.1

Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 T +1 202 637 5600 F +1 202 637 5910 www.hoganlovells.com

September 10, 2012

Board of Directors

NVR, Inc.

11700 Plaza America Drive Suite 500

Reston, Virginia 20190

Ladies and Gentlemen:

We are acting as counsel to NVR, Inc., a Virginia corporation (the “Company”), in connection with the Underwriting Agreement dated September 5, 2012 (the “Underwriting Agreement”), among the Company and Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities LLC, as representatives of the several underwriters named in Schedule A of the Underwriting Agreement (the “Underwriters”), relating to the issuance by the Company of $600,000,000 aggregate principal amount of 3.950% Notes due 2022 (the “Notes”), pursuant to the Company’s automatic shelf registration statement on Form S-3 (File No. 333-183716) filed with the Securities and Exchange Commission on September 5, 2012 (the “Registration Statement”). This opinion letter is furnished to you at your request to enable you to fulfill the requirements of Item 601(b)(5) of Regulation S-K, 17 C.F.R. § 229.601(b)(5), in connection with the Registration Statement.

For purposes of this opinion letter, we have examined copies of such agreements, instruments and documents as we have deemed an appropriate basis on which to render the opinions hereinafter expressed. In our examination of the aforesaid documents, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the accuracy and completeness of all documents submitted to us, the authenticity of all original documents, and the conformity to authentic original documents of all documents submitted to us as copies (including telecopies). As to all matters of fact, we have relied on the representations and statements of fact made in the documents so reviewed, and we have not independently established the facts so relied on. This opinion letter is given, and all statements herein are made, in the context of the foregoing.

For purposes of this opinion letter, we have assumed that (i) U.S. Bank Trust National Association, as successor to the Bank of New York (the “Trustee”), under the Indenture, dated as of April 14, 1998, between the Company and the Trustee (as so amended and supplemented to the date hereof, the “Original Indenture”), filed as Exhibit 4.3 to the Company’s Form 8-K filed with the Securities and Exchange Commission on April 23, 1998, as supplemented by the Fifth Supplemental Indenture, dated September 10, 2012 (the “Fifth Supplemental Indenture,” and, together with the Original Indenture, the “Indenture”), has all requisite power and authority under all applicable laws, regulations and governing documents to execute, deliver and perform its obligations under the

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Board of Directors NVR, Inc.	- 2 -	September 10, 2012

Indenture and has complied with all legal requirements pertaining to its status as such status relates to the Trustee’s right to enforce the Indenture against the Company, (ii) the Trustee has duly authorized, executed and delivered the Indenture, (iii) the Trustee is validly existing and in good standing in all necessary jurisdictions, (iv) the Indenture constitutes a valid and binding obligation, enforceable against the Trustee in accordance with its terms, (v) there has been no mutual mistake of fact or misunderstanding or fraud, duress or undue influence in connection with the negotiation, execution and delivery of the Indenture, and the conduct of all parties to the Indenture has complied with any requirements of good faith, fair dealing and conscionability, and (vi) there are and have been no agreements or understandings among the parties, written or oral, and there is and has been no usage of trade or course of prior dealing among the parties that would, in either case, define, supplement or qualify the terms of the Indenture. We also have assumed the validity and constitutionality of each relevant statute, rule, regulation and agency action covered by this opinion letter.

This opinion letter is based as to matters of law solely on the applicable provisions of the Virginia Stock Corporation Act, as amended. We express no opinion herein as to any other laws, statutes, ordinances, rules or regulations or the effect that such other laws, statutes, ordinances, rules or regulations may have on the opinions expressed herein.

Based upon, subject to and limited by the foregoing, we are of the opinion that the Notes have been duly authorized on behalf of the Company and that, following (i) receipt by the Company of the consideration for the Notes specified in the resolutions of the Board of Directors and the Pricing Committee of the Board of Directors and the Underwriting Agreement and (ii) the due execution, authentication, issuance and delivery of the Notes pursuant to the terms of the Indenture, the Notes will be valid and binding obligations of the Company.

This opinion letter has been prepared for use in connection with the filing by the Company of a Current Report on Form 8-K on the date hereof, which Form 8-K will be incorporated by reference into the Registration Statement and speaks as of the date hereof. We assume no obligation to advise you of any changes in the foregoing subsequent to the delivery of this letter.

We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Registration Statement and to the reference to this firm under the caption “Legal Matters” in the Prospectus Supplement dated September 5, 2012, which constitutes a part of the Registration Statement. In giving this consent, we do not thereby admit that we are an “expert” within the meaning of the Securities Act of 1933, as amended.

Very truly yours,

/s/ Hogan Lovells US LLP
HOGAN LOVELLS US LLP